UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 30, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, May 30, 2018.

DAL N° 651/18

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

_____________________________________

Ref.: Material Fact

Dear  Sirs,

I am contacting you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (the “Company”) in relation to the Arbitration proceedings No. 21060/ASM/JPA –pending before the International Chamber of Commerce (“ICC”)- filed in due course against the Company by Pan American Energy LLC Sucursal Argentina and Pan American Sur S.A. (the “Applicants”) for the amount of US$ 306.3 million (Three Hundred and Six Million, Three Hundred Thousand US Dollars), in order to report that the Company has become aware that the Arbitration Court has issued an award, whereby –in essence- it partially acknowledged the claim and ruled that the Company must pay damages to the Applicants in the amount of US$ 19 million (Nineteen Million US Dollars), plus interest accrued as from May 8, 2015 until the date of actual payment (at 30-day LIBOR annual rate in Dollars plus 3 percentage points calculated on the principal amount due), which to the date hereof –and as calculated by the Company-  amounts to US$ approximately 2.2 million (Two Million, Two Hundred Thousand US Dollars) (the “Award”).

It should be noted that the Company has not yet been formally served with notice of the Award, but it has become aware of the contents thereof by means of a courtesy e-mail sent by ICC; therefore the time terms for lodging any prospective remedy have not yet started to run.

Notwithstanding the foregoing, the Company is currently making a thorough analysis of the Award and of any actions which the Company may be entitled to bring in law to defend its interests; therefore, if necessary, the Company will supplement the information provided herein.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: May 30, 2018.